Filed Pursuant to Rule 253(g)(2)

File No. 024-12523

Arrived Homes 5, LLC

SUPPLEMENT NO. 1 DATED July 28, 2026
TO THE OFFERING CIRCULAR DATED May 19, 2026

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes 5, LLC ("we", "our" or "us"), dated May 19, 2026, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of July 25, 2026.

Net Asset Value as of July 25, 2026

As of July 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about October 25, 2026.

Series	NAV Per Interest
Adler	$10.01
Alex	$10.31
Ameris	$9.83
Belleglade	$10.18
Camphor	$9.98
Clark	$10.20
Fortress	$9.66
Goldfinger	$9.62
Lenka	$10.29
Liam	$10.22
Lilinoe	$9.51
Lois	$10.18
Metcalf	$9.70
Pumpkin	$10.35
Sambino	$10.20
Sinalda	$9.86
Targaryen	$9.81
Troncos	$9.81
Tully	$9.66
Tyrell	$10.23
Vega	$10.15
Wasilla	$9.93
Windgate	$9.91

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Adler	Alex	Ameris	Belleglade	Camphor	Clark	Fortress
ASSETS
Current assets:
Cash	$29,193	$23,542	$14,356	$25,270	$8,650	$16,532	$17,185
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,317	3,619	2,899	5,349	3,155	840	5,258
Property and equipment, net	351,365	338,131	245,654	366,456	262,454	308,949	356,842
Total assets	$384,876	$365,292	$262,909	$397,075	$274,259	$326,321	$379,285

LIABILITIES
Current liabilities:
Accrued expenses	$6,681	$1,736	$2,635	$3,225	$1,699	$5,382	$2,397
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	2,359	2,640	1,772	2,704	1,994	3,089	2,411
Tenant deposits	2,345	2,345	1,750	2,995	1,745	1,995	2,895
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$11,385	$6,721	$6,157	$8,924	$5,438	$10,466	$7,703

MEMBERS' EQUITY (DEFICIT)
Members' capital	383,761	366,683	272,397	394,898	280,848	343,614	388,880
Accumulated deficit	(10,270)	(8,111)	(15,645)	(6,748)	(12,027)	(27,759)	(17,298)
Total members' equity (deficit)	$373,491	$358,572	$256,752	$388,150	$268,821	$315,855	$371,581
Total liabilities and members' equity (deficit)	$384,876	$365,292	$262,909	$397,075	$274,259	$326,321	$379,285

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	373,491	358,572	256,752	388,150	268,821	315,855	371,581
Net adjustments to fair value	52,901	64,699	39,251	62,893	46,245	74,062	47,470
TOTAL NET ASSETS	$426,392	$423,271	$296,003	$451,043	$315,066	$389,916	$419,051
NET ASSET VALUE PER INTEREST	$10.01	$10.31	$9.83	$10.18	$9.98	$10.20	$9.66

	Goldfinger	Lenka	Liam	Lilinoe	Lois	Metcalf	Pumpkin
ASSETS
Current assets:
Cash	$31,919	$17,806	$20,232	$23,657	$13,962	$18,732	$20,834
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,055	4,978	6,046	5,127	4,463	4,858	4,589
Property and equipment, net	529,161	322,187	420,673	365,755	313,845	302,884	318,052
Total assets	$566,135	$344,971	$446,951	$394,539	$332,270	$326,474	$343,474

LIABILITIES
Current liabilities:
Accrued expenses	$2,455	$2,938	$3,137	$3,667	$5,456	$2,310	$2,286
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,383	2,569	3,341	2,525	3,134	2,203	2,679
Tenant deposits	2,495	2,495	3,395	2,595	2,695	2,695	2,545
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,333	$8,002	$9,873	$8,787	$11,285	$7,208	$7,510

MEMBERS' EQUITY (DEFICIT)
Members' capital	579,216	342,350	449,959	396,576	330,151	320,865	339,056
Accumulated deficit	(22,414)	(5,381)	(12,881)	(10,824)	(9,167)	(1,599)	(3,092)
Total members' equity (deficit)	$556,802	$336,969	$437,078	$385,752	$320,985	$319,266	$335,964
Total liabilities and members' equity (deficit)	$566,135	$344,971	$446,951	$394,539	$332,270	$326,474	$343,474

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	556,802	336,969	437,078	385,752	320,985	319,266	335,964
Net adjustments to fair value	58,761	63,706	82,297	35,426	67,922	33,990	65,951
TOTAL NET ASSETS	$615,563	$400,675	$519,375	$421,178	$388,906	$353,256	$401,915
NET ASSET VALUE PER INTEREST	$9.62	$10.29	$10.22	$9.51	$10.18	$9.70	$10.35

	Sambino	Sinalda	Targaryen	Troncos	Tully	Tyrell	Vega
ASSETS
Current assets:
Cash	$12,159	$23,178	$25,347	$23,749	$32,139	$24,704	$26,213
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,712	5,399	5,053	4,106	6,340	4,120	4,870
Property and equipment, net	291,696	377,143	381,917	339,245	467,707	314,812	381,294
Total assets	$308,566	$405,720	$412,317	$367,100	$506,186	$343,636	$412,377

LIABILITIES
Current liabilities:
Accrued expenses	$2,221	$3,189	$4,699	$4,562	$3,054	$2,182	$1,901
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	2,611	2,934	2,619	2,446	3,425	2,285	2,568
Tenant deposits	2,645	3,293	2,695	2,395	3,893	2,095	2,695
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,477	$9,415	$10,013	$9,403	$10,371	$6,562	$7,163

MEMBERS' EQUITY (DEFICIT)
Members' capital	314,098	409,860	406,294	372,133	510,368	341,632	413,195
Accumulated deficit	(13,008)	(13,555)	(3,989)	(14,436)	(14,553)	(4,558)	(7,981)
Total members' equity (deficit)	$301,089	$396,305	$402,304	$357,697	$495,815	$337,074	$405,213
Total liabilities and members' equity (deficit)	$308,566	$405,720	$412,317	$367,100	$506,186	$343,636	$412,377

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	301,089	396,305	402,304	357,697	495,815	337,074	405,213
Net adjustments to fair value	64,671	54,333	47,593	46,934	47,745	55,039	60,998
TOTAL NET ASSETS	$365,760	$450,638	$449,897	$404,631	$543,560	$392,113	$466,211
NET ASSET VALUE PER INTEREST	$10.20	$9.86	$9.81	$9.81	$9.66	$10.23	$10.15

	Wasilla	Windgate
ASSETS
Current assets:
Cash	$26,037	$19,806
Other receivables	-	-
Prepaid expenses	-	-
Deposits	4,920	6,110
Property and equipment, net	407,511	296,649
Total assets	$438,468	$322,565

LIABILITIES
Current liabilities:
Accrued expenses	$2,648	$2,405
Accounts payable	-	-
Due to (from) related parties	2,749	2,011
Tenant deposits	2,495	4,190
Note payable, related party	-	-
Mortgage payables	-	-
Total liabilities	$7,892	$8,606

MEMBERS' EQUITY (DEFICIT)
Members' capital	445,471	320,818
Accumulated deficit	(14,895)	(6,859)
Total members' equity (deficit)	$430,576	$313,959
Total liabilities and members' equity (deficit)	$438,468	$322,565

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	430,576	313,959
Net adjustments to fair value	58,813	43,514
TOTAL NET ASSETS	$489,389	$357,473
NET ASSET VALUE PER INTEREST	$9.93	$9.91

[1] Estimated Balance Sheet as of May 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.